Exhibit 99.18

Bayswater’s Drilling Further Expands Elkhorn Uranium Project, Wyoming

Preliminary Results for Final 152 holes of Phase 3 Indicate Further Substantial Expansion of Mineralized Areas

Best Holes 22 feet (6.7 m) at 0.05% eU3O8 & 33 feet (10 m) at 0.045% eU3O8

Vancouver, BC, August 7, 2008 - Bayswater Uranium Corporation (TSX-V: BAY), (OTC: BYSWF) is pleased to announce preliminary results from the final 152 holes, including 29 core holes, from its Phase 3 drilling program at the Elkhorn Project in Wyoming. The Company drilled 312 holes including 11,073.5 meters (36,321 feet) around the historic Busfield Mine, which has a NI 43-101 indicated resource. Bayswater previously reported preliminary results on the first 160 holes drilled in a news release dated May 20, 2008.

Drill holes were located on 30.5 meter (100 ft) spaced lines, with 30.5 meters between holes on average, to expand the Busfield resource. Drilling tested the 1220 meter (4000 foot) long area between the Busfield mine and the Vickers mine which is located to the northwest. Drilling also tested the historic Quad, Clover and Tract 41 resource areas. The Busfield and Vickers mines produced approximately 69,000 pounds of uranium from near-surface, sandstone hosted deposits that were operated in 1956-57. The Company’s subsidiary, NCA Nuclear Inc. completed Phase 1 and 2 drilling programs with 70 holes at the Busfield resource area in 2006, which defined a NI 43-101 compliant indicated uranium resource of 250,000 tonnes at 0.08 % for 397,000 lbs eU3O8.

Preliminary eU3O8 radiometric results have been compiled for the final 152 of the 312 Phase 3 holes. Drilling results have identified widespread mineralization, and the following results have been selected to demonstrate some of the best results obtained during the second half of the Phase 3 drill program. Drill logs and radiometric data have been evaluated resulting in identifying additional areas for resource expansion and exploration with potential for discovery of new resources. Consequently, a Phase 4 drill program has commenced and will be reported in a separate news release. The Company intends to have a revised NI 43-101 resource estimate for the project area prepared this fall.

The following significant intercepts from the final 152 holes have been received, based on a minimum 1.8 meter (6 feet) width and 0.02% eU3O8 cutoff:

					Wt. Avg.
Hole I.D.	From (ft.)	To (ft.)	Width		Grade
			Feet	Meters	eU3O8%
Busfield Phase 3
BSF-217	17	29	12	3.7	0.033
BSF-220	0	13	13	4.0	0.036
	20	42	22	6.7	0.050
BSF-221	28	34	6	1.8	0.094

BSF-232	18	25	7	2.1	0.029
BSF-C-238	34	41	7	2.1	0.040
BSF-C-239	29	38	9	2.7	0.030
BSF-C-240	7	42	33	10.0	0.045
BSF-C-296	11	21	10	3.0	0.038
BSF-C-298	24	31	7	2.1	0.036
BSF-C-299	19	26	7	2.1	0.035
BSF-C-301	24	33	9	2.7	0.028
BSF-C-315	11	17	6	1.8	0.074
Vickers Phase 3
BSF-129	30	36	6	1.8	0.046
	57	63	6	1.8	0.035
BSF-130	25	31	6	1.8	0.049
	52	58	6	1.8	0.039
BSF-132	25	31	6	1.8	0.037
	52	58	6	1.8	0.051
BSF-133	32	37	5	1.5	0.029
BSF-134	26	32	6	1.8	0.042
BSF-135	29	35	6	1.8	0.058
BSF-142	20	33	13	4.0	0.031
	76	91	15	4.6	0.030
BSF-150	28	34	6	1.8	0.041
BSF-151	30	36	6	1.8	0.075
	57	67	10	3.0	0.031
BSF-152	25	30	5	1.5	0.064
BSF-156	40	49	9	2.7	0.035
BSF-157	18	39	21	6.4	0.045
	85	108	23	7.0	0.033
BSF-158	30	36	6	1.8	0.088
	81	102	21	6.4	0.029
BSF-187	45	53	8	2.4	0.056
BSF-188	48	55	7	2.1	0.053
BSF-190	37	47	10	3.0	0.036
BSF-191	51	61	10	3.0	0.069
BSF-193	56	62	6	1.8	0.111
BSF-196	45	56	11	3.4	0.059
BSF-198	51	58	7	2.1	0.044
BSF-246	56	67	11	3.4	0.030
BSF-248	22	30	8	2.4	0.039
BSF-249	27	33	6	1.8	0.050
BSF-C-304	55	62	7	2.1	0.061

BSF-C-307	45	56	11	3.4	0.045
BSF-C-312	49	57	8	2.4	0.095
BSF-C-313	23	29	6	1.8	0.145
BSF-C-314	29	35	6	1.8	0.057
BSF-339	22	28	6	1.8	0.067
BSF-346	77	84	7	2.1	0.075
BSF-348	61	68	7	2.1	0.047
Clover Phase 3
BSF-206	30	41	11	3.4	0.076
BSF-207	25	35	10	3.0	0.058
BSF-210	23	32	9	2.7	0.023
BSF-211	70	79	9	2.7	0.051
	114	134	20	6.1	0.028
BSF-213	38	48	10	3.0	0.023
	57	67	10	3.0	0.070
BSF-352	110	117	7	2.1	0.053
BSF-353	136	150	14	4.3	0.024
BSF-354	98	104	6	1.8	0.049
BSF-355	92	98	6	1.8	0.070
BSF-356	85	91	6	1.8	0.034
BSF-357	77	83	6	1.8	0.054
BSF-C-360	19	28	9	2.7	0.033
BSF-C-361	68	76	8	2.4	0.073
BSF-C-362	107	116	9	2.7	0.068
Quad Phase 3
BSF-264	15	21	6	1.8	0.150
BSF-266	9	17	8	2.4	0.054
BSF-267	15	21	6	1.8	0.110
BSF-319	8	16	8	2.4	0.030
BSF-325	16	23	7	2.1	0.170
Includes h.g. zone:	17	20	3	0.9	0.360
BSF-329	15	21	6	1.8	0.030
BSF-332	6	14	8	2.4	0.030
BSF-334	7	16	9	2.7	0.030
Tract 41 Phase 3
T41-002	246	255	9	2.7	0.069

QA/QC: All drill holes were logged using down-hole gamma radiation sensing equipment to determine the equivalent uranium content of the rocks, reported as U3O8 (eU3O8). Intercepts were calculated, using a minimum width of 1.8 meters (6 feet) and a cut-off of 0.02% eU3O8. Radiometric data was collected on 0.03 meter intervals (0.1 feet) and converted to equivalent uranium content. No comparative geochemical uranium results are available at this time; however split core samples have been prepared from the core holes drilled and the geochemical results from the core samples will be reported once available and compared with the radiometric data to determine the equilibrium factor of the radiometric data. Pinyon Environmental Services of Denver Colorado was retained to obtain all drilling permits, and to manage all environmental and drilling operations. Drilling was conducted by Arrow Drilling of Arvada Colorado, using two air/rotary drills and one core drill. COLOG of Denver Colorado provided down-hole radiometric logging services.

The Company’s exploration activities are conducted under the supervision of George M. Leary, M.Sc. P. Eng. (BC), President of the Company, and Victor Tanaka, B.Sc. P.Geo. (B.C.), Chief Operating Officer of the Company. Both are qualified persons under NI 43-101. George Leary is the qualified person responsible for the technical information in this news release.

About Elkhorn Project, Wyoming

The Elkhorn project is located in the northeastern Powder River Basin and contains over 16,700 acres of land held under Federal, State and Fee agreements. Three uranium mines are in production in this region, including the Smith Ranch-Highland uranium project and the Crow Butte mine, owned by Cameco (TSX: CCO), and the Christensen Ranch mine, owned by Cogema, all which employ “in-situ recovery” processes to recover uranium mineralization. Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8. At the Elkhorn project, uranium mineralization occurs in the Cretaceous Fall River Formation, hosted in fluvial sandstones at depths ranging from 0 – 135 feet (41.1 m). Drilling will also evaluate potential targets within the deeper Cretaceous Lakota Formation, which hosts significant historic uranium resources at the historic Hauber mine/deposit. The Hauber mine is located 7.5 miles (12.1 km) to the southwest and was operated by Homestake Mining Corporation during the 1950’s during which time it produced an approximately 2.76 million pounds of uranium (U3O8). It is significant that the Hauber deposit, hosted in the Lakota Formation at depths of about 400 feet (122 m), has associated near surface uranium mineralization in the Fall River Formation—the host for the Busfield/Vickers/Quad mineralization. Additional drilling is planned by Bayswater on the Elkhorn Project following Phase 4 to further expand identified areas of mineralization and to test new target areas.

About Bayswater Uranium Corporation - The Super JuniorTM Uranium Company

Bayswater Uranium Corporation is a rapidly-growing international uranium exploration and development company. As the only uranium company to have major landholdings in each of Canada's most important producing and exploration regions – the Athabasca Basin, the Central Mineral Belt, and the Thelon Basin – Bayswater is a leader in uranium exploration in Canada, the world’s largest producer of uranium. The Company also owns several advanced uranium properties in the United States that are being fast tracked to feasibility and production. Bayswater combines a balanced portfolio of exploration and development projects with the uranium expertise of its technical and managerial teams. The result is a Super JuniorTM Uranium Company with the share liquidity and market capitalization to provide value to both the retail and institutional investor. To capitalize on the strong growth of the nuclear industry and to continue to add shareholder value, Bayswater plans to focus on the development of its resource properties and to evaluate early stage projects for further discoveries. Other acquisition opportunities will continue to be assessed all with a corporate vision of building a major international uranium company. Bayswater is listed on the TSX Venture Exchange under the symbol “BAY”. The Company’s website is www.bayswateruranium.com.

On behalf of the Board of:

BAYSWATER URANIUM CORPORATION

George M. Leary
President and CEO

For further information contact:

John Gomez
Manager, Investor Relations
Telephone: (604) 687-2153

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.